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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 18)*



NAME OF ISSUER:                   PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:     Common Stock, No Par Value

CUSIP NUMBER:                     724508-106


Check the following box if a fee is being paid with this statement:  [   ]



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 724508-106       SCHEDULE 13G                 PAGE 2 OF 5



 1)  Name of Reporting Person                       W. R. Jackson
     SS or IRS Identification No.
     of Above Person                                ###-##-####



 2)  Check the Appropriate Box        (a)       _________________
     if a Member of a Group
     (See Instructions)               (b)               X
                                                -----------------


 3)  SEC Use Only

 4)  Citizenship or Place of Organization:        United States
     Number of Shares
     Beneficially Owned by Each
     Reporting Person With        (5)  Sole Voting Power

                                                220,512
                                           -----------------

                                  (6)  Shared Voting Power

                                                122,765
                                           -----------------

                                  (7)  Sole Dispositive Power

                                                220,512
                                           -----------------

                                  (8)  Shared Dispositive Power

                                                122,765
                                           -----------------

 9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               343,277


10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)


11)  Percent of Class Represented
     by Amount in Row (9)                                 9.8%


12)  Type of Reporting Person                              IN
     (See Instructions)
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CUSIP NO. 724508-106       SCHEDULE 13G                 PAGE 3 OF 5



Item 1.


 (a) Name of Issuer:                  PITT-DES MOINES, INC.

 (b) Address of Issuer's Principal Executive Offices:

                                      3400 Grand Avenue
                                      Pittsburgh, PA  15225

Item 2.

 (a) Name of Person Filing:           W. R. Jackson

 (b) Address of Principal Business Office, or if None, Residence:

                                      3400 Grand Avenue
                                      Pittsburgh, PA  15225

 (c) Citizenship:                     United States

 (d) Title of Class of Securities:

                                      Common Stock, No Par Value

 (e) CUSIP Number:                    724508-106


Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a) [  ] Broker or Dealer registered Under Section 15 of the Act.
 (b) [  ] Bank as defined in Section 3(a)(6) of the Act
 (c) [  ] Insurance Company as defined in Section 3(a)(19) of the Act.
 (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
 (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940.
 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1 (b)(1)(ii)(F).
 (g) [ ] Parent Holding Company, in accordance with 240.13-(d)(1)(b)(ii)(G). (Note: See Item 7)
 (h) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).
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CUSIP NO. 724508-106       SCHEDULE 13G                  PAGE 4 OF 5



Item 4.   Ownership:

 (a) Amount beneficially owned:                            343,277

 (b) Percent of Class:                                        9.8%

 (c) Number of shares as to which person has:

        (i)  Sole power to vote
             or to direct the vote:                        220,512

       (ii)  Shared power to vote
             or to direct the vote:                        122,765

      (iii)  Sole power to dispose
             or to direct the
             disposition of shares:                        220,512

       (iv)  Shared power to dispose
             or to direct the
             disposition of shares:                        122,765


Item 5.   Ownership of Five Percent or Less of a Class:

               N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities referred to in this schedule but no such interest related to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

               N/A

Item 8.   Identification and Classification of Members of the Group:

               N/A
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CUSIP NO. 724508-106       SCHEDULE 13G                  PAGE 5 OF 5



Item 9.   Notice of Dissolution of Group:

               N/A

Item 10.  Certification:

               N/A


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 1998

Signature:     /s/ W. R. Jackson
               ---------------------
                   W. R. Jackson

Name/Title:    W. R. Jackson
               Chairman Emeritus